Dean Heller

Entity#

Secretary of State

C5644-1998

204 North Carson Street, Suite 1

Document Number:

Carson City, Nevada 89701-4299

20060686384-93

(775) 684-5708

Website: secretaryofstate.biz

Date Filed:

10/25/2006 12:20:27 PM

In the office of

/s/ Dean Heller

Dean Heller

Secretary of State

Certificate of Amendment

             (Pursuant to NRS 78.385 and 78.390)

Certificate of Amendment to Articles of Incorporation

For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1.    Name of corporation:

Noble Quests, Inc.

2.    The articles have been amended as follows (provide article numbers if available):

 The following constitutes the full text of our amendments to the Articles of Incorporation that change Article XIII and add the following Articles XI and XII::

ARTICLE XIII: The power to adopt, alter, amend or repeal the Bylaws of the Corporation shall be vested in the Board of Directors. The stockholders of the Corporation may adopt, amend or repeal the Bylaws of the Corporation only by the affirmative vote of holders of a simple majority of the combined voting power of the then outstanding shares of stock of all classes and series of the Corporation entitled to vote generally on matters requiring the approval of stockholders (the “Voting Stock”) any subsidiary, of any outstanding stock of the Corporation.

ARTICLE XI: The Board of Directors, without the approval of shareholders, may adopt any pro rata recapitalization affecting the outstanding securities of the corporation by effecting a forward or reverse split of all the outstanding securities of the corporation, with appropriate adjustments to the corporation=s capital accounts, provided that the recapitalization does not require any change in the Articles of Incorporation of the corporation.

3.   The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is:     6,000,000  (92.31%)

4.   Effective date of filing (optional): 10/25/06

5.   Officer Signature (required):   /s/ Shannon McCallum-Law

* If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of the shares representing a majority of the voting power of each class or series affected by the amendment regardless of the limitations or restrictions on the voting power thereof.

IMPORTANT:   Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.

ARTICLE XII: The Board of Directors, without the approval of the shareholders, may amend the Articles of Incorporation to change the name of the corporation to any name that conforms with any business or industry that the Board of Directors determines that the corporation should engage in or which conforms with the name or names of any properties, businesses or companies acquired by the corporation. This provision shall not otherwise limit the authority of the Board of Directors to amend the Articles of Incorporation in any manner that is provided in the Nevada law or as hereafter amended.